Filed by Danaher Corporation
pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Danaher Corporation
Commission File Number: 1-8089

DANAHER COMMENCES SPLIT-OFF EXCHANGE OFFER FOR ITS COMMUNICATIONS BUSINESS

IN CONNECTION WITH NETSCOUT TRANSACTION

Washington, D.C., May 14, 2015 –Danaher Corporation (NYSE: DHR) announced today that it has commenced an exchange offer related to the split-off of its Communications business. The split-off transaction is in connection with the previously announced combination of Danaher’s Communications business with NetScout Systems, Inc. (NASDAQ: NTCT).

Key elements of the exchange offer:

•	Danaher stockholders have the option to exchange some, all or none of their shares of Danaher common stock for common units of Potomac Holding LLC, a Danaher subsidiary formed to hold Danaher’s Communications business, subject to proration as described below. In the combination, common units of Potomac Holding LLC will convert automatically into the right to receive shares of NetScout common stock.

•	Tendering Danaher stockholders are expected to receive approximately $107.53 of NetScout common stock for every $100 of Danaher common stock tendered, subject to the upper limit described below.

•	Danaher will determine the prices at which shares of Danaher common stock and common units of Potomac Holding LLC (and ultimately shares of NetScout common stock) will be exchanged by reference to the simple arithmetic average of the daily volume-weighted average prices of Danaher common stock and NetScout common stock, respectively, on the New York Stock Exchange and the NASDAQ Global Market on each of the last three trading days of the exchange offer.

•	Danaher currently expects to issue approximately 62,500,000 common units of Potomac Holding LLC in the exchange offer. The number of shares of Danaher common stock that will be accepted in the exchange offer will depend on the final exchange ratio and the number of shares of Danaher common stock tendered.

•	The exchange offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on July 8, 2015, unless the exchange offer is extended or terminated.

The exchange offer is designed to permit Danaher stockholders to exchange all or a portion of their shares of Danaher common stock for common units of Potomac Holding LLC (which will convert into shares of NetScout common stock) at a discount of 7 percent to the per-share value of NetScout common stock, subject to an upper limit of 2.2522 Potomac Holding LLC common units for each share of Danaher common stock tendered in the exchange offer.

The aggregate number of shares of NetScout common stock issued in the combination is expected to result in Danaher stockholders and Potomac Holding LLC employees collectively owning approximately 59.5 percent of the issued and outstanding shares of NetScout common stock on a fully diluted basis immediately after the combination.

If the upper limit is reached as of the initial expiration of the exchange offer, then the exchange offer will be subject to a mandatory extension of two trading days, as described in the exchange offer materials being sent to Danaher stockholders.

The final exchange ratio showing the number of common units of Potomac Holding LLC that Danaher stockholders participating in the exchange offer will receive for each share of Danaher common stock accepted for exchange will be announced by news release no later than 4:30 p.m., New York City time, on the expiration date (unless the exchange offer is extended). The exchange offer will expire at 12:00 midnight, New York City time, on July 8, 2015, unless terminated or extended, and the closing of the merger of the NetScout subsidiary with and into Potomac Holding LLC is expected to occur promptly after expiration of the exchange offer. The transactions are subject to customary closing conditions, including NetScout stockholder approval and Danaher’s receipt of an opinion of counsel regarding certain tax matters. NetScout has scheduled a special meeting of stockholders to be held on June 25, 2015 to approve the issuance of NetScout common stock in the transaction. As a result of the exchange offer, the number of outstanding shares of Danaher common stock will be reduced.

The exchange offer will be subject to proration if the exchange offer is oversubscribed, and the number of shares accepted in the exchange offer may be fewer than the number of shares tendered.

If the exchange offer is consummated but not fully subscribed, then the remaining common units of Potomac Holding LLC owned by Danaher will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher common stock remain outstanding after the consummation of the exchange offer.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have unparalleled leadership positions in some of the most demanding and attractive industries, including health care, environmental and industrial. The company’s globally diverse team of 71,000 associates is united by a common culture and operating system, the Danaher Business System. In 2014, Danaher generated $19.9 billion in revenue and its market capitalization exceeded $60 billion. For more information please visit www.danaher.com.

ABOUT NETSCOUT

NetScout is the market leader in service assurance solutions that enable enterprise and service provider organizations to assure the quality of the user experience for business and mobile services. NetScout’s technology helps these organizations proactively manage service delivery and identify emerging performance problems, helping to quickly resolve issues that cause business disruptions or negatively impact users of information technology. For more information please visit www.netscout.com

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the proposed distribution of the Communications business to Danaher stockholders and the combination of such business with NetScout (the “Transaction”), the anticipated timing and terms of the Transaction, whether the Transaction will be tax-free for Danaher and its stockholders for U.S. federal income tax purposes, and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Danaher and NetScout to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain NetScout stockholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Danaher’s business, and the risk of deterioration of or instability in the business performance of the Communications business or NetScout, of their respective served markets or in the general economy.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the Transaction, Potomac Holding LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Danaher, and NetScout has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. NetScout has also filed a definitive proxy statement which has been sent to the NetScout stockholders in connection with their vote required in connection with the Transaction. Investors and security holders are urged to read the registration statements, the prospectus, the proxy statement and any other relevant documents, because they contain important information about NetScout, the Communications business of Danaher and the Transaction. The registration statements, the prospectus, the proxy statement and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Danaher upon written request to Danaher Corporation,

Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

TENDER OFFER DOCUMENTS

On May 14, 2015, Danaher filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the Communications business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction.

Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Danaher with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Danaher by directing a request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037 or by calling (202) 828-0850.

PARTICIPANTS IN THE SOLICITATION

NetScout, Danaher, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NetScout stockholders in respect of the Transaction under the rules of the SEC. Information regarding NetScout’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and in its definitive proxy statement filed with the SEC on May 8, 2015, in connection with the Transaction. Information regarding Danaher’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement filed with the SEC on March 27, 2015, in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the registration statements, the prospectus, the proxy statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

CONTACT:

Matthew E. Gugino

Telephone: (202) 828-0850

Georgeson Inc.

Telephone: (866) 295-3782